UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                      May                               , 2003
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                               Golar LNG Limited
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               (Translation of registrant's name into English)



      Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X       Form 40-F
                           --------            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                 No    X
                           --------           --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated May 28, 2003.

                                   Exhibit 1

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                   Golar LNG
                                Interim Report
                                  March 2003



FIRST QUARTER RESULTS

Golar LNG reports net income of $9.7 million for the three months ended March 31, 2003 and operating income of $16.9 million as compared to $9.0 million and $16.6 million respectively for the three months ended March 31, 2002. Operating income includes a charge for depreciation and amortisation of $7.6 million ($8.0 million for the first quarter of 2002). Earnings per share for the quarter were $0.17 as compared to $0.16 for the same period in 2002. This result is after a net (after minority interests) loss of $0.6 million ($0.3 million for the first quarter of 2002) as a result of the movement of the fair value of interest rate swaps.

Operating revenues for the quarter were $33.0 million ($32.4 million for the first quarter of 2002), average daily time charter equivalents (TCEs) were $60,450 and there was no offhire during the first quarter of 2003.

Vessel operating expenses for the first quarter of 2003 were $7.3 million and administration costs were $1.2 million for the quarter as compared with $6.5 million and $1.2 million for the same period in 2002.

Net interest expense for the first quarter of 2003 was $5.3 million ($5.8 million for the first quarter of 2002). The main component of other financial items of $1.2 million for the quarter was a loss of $0.9 million associated with the fair valuing of interest rate swaps. The charge is offset by the minority interest element of 40 per cent resulting in a net book loss for Golar of $0.6 million.

The weighted average number of shares outstanding as of March 31, 2003 and 2002 and for both quarters then ended was 56,012,000.

FINANCING

Further to the announcement in last quarters report with regard to possible lease transactions the Board is pleased to announce that during April 2003 the Company entered into such a leasing transaction with a major UK bank in respect of five of its currently trading vessels. The lease transaction was economically efficient in that it resulted in a cash inflow for the Company in excess of $30 million. Contemporaneously with the transaction the Company has also refinanced some of its debt facilities and thereby reduced the outstanding amount in respect of these facilities by $17.5 million.

As of March 31, 2003, a total of $303.3 million had been invested in the four newbuildings and the Company had debt outstanding, directly related to the newbuildings of $169.3 million.

Under the assumption that the three uncommitted newbuildings can be financed with approximately fifty per cent bank debt, Golar is sufficiently financed to take delivery of the three vessels without raising any additional equity.

Golar has in the first quarter of 2003 fixed another $30 million of its floating debt. As of March 31, 2003 a total amount of $269 million of the Company's debt had been fixed through long-term interest agreements.

CORPORATE AND OTHER MATTERS

Repair work associated with the fire onboard newbuilding hull 2215 is progressing well with delivery expected towards the end of the third quarter of 2003. The Company has agreed with the Charterer of the vessel, BG Group Plc
(BG), to defer delivery of the vessel to BG until a date in owners option between January 1, 2004 and March 31, 2004. In the interim the Company anticipates trading the ship on a short-term charter over the winter months.

On March 31, 2003 the `Golar Freeze' was re-delivered to the Company from BG under its existing charter and immediately commenced its new five-year charter with BG.

As announced on May 9, 2003 the Baja LNG project has been awarded a CRE (Mexican Energy Commission) gas-storage permit for the construction and operation of a liquefied natural gas storage facility to be located near Tijuana, Baja California, Mexico.

Substantial progress has been made during the quarter on the floating receiving terminal project in Livorno, Italy. Golar's second newbuilding, which is due for delivery in January 2004 from Hyundai, is currently allocated to this project. The operator, Cross Gas Energy, expects that a final decision on this project will be taken in the third quarter of 2003.

The Company has been reviewing its position with regard to the flag state of its vessels and as a result has changed five of its currently trading vessels to the UK flag during the quarter.

In order to improve the availability of highly qualified marine crew and improve the cost structure, three of the Company's vessels have now been re-crewed with Croatian officers.

MARKET

A combination of reduced production and increased demand has pushed US gas prices to a level in excess of $6.00/MMBtu. In the first quarter of 2003 a total of 44 LNG cargoes were imported into the US. Seventy per cent of these imports were related to spot sales. Currently both Lake Charles and Everett receiving terminals are fully utilized. Elba and Cove Point receiving terminals are expected to be fully operational in the second half of this year and will take away the current constraint on US receiving terminals.

The strength in the US gas market has encouraged as many as 15 companies to pursue more than 20 Greenfield LNG projects aimed at significantly increasing US import capacity. This is in line with Golar's market expectations that the infrastructure of the LNG market will move in favour of increased spot activity.

Continued shutdown of nuclear reactors in Japan continues to impact Japan's fuel mix, which is likely to continue to favour gas. Japan has been using its upward flexibility rights under existing LNG supply contracts to provide increased gas-fired capacity. Tepco has stated that 17 nuclear power reactors would be shut down from April 15 and therefore it plans to buy about 6.29 million barrels of oil and about 1.5 mmtpa of LNG in the next quarter to satisfy fuel requirements of power plants. The increased LNG demand in Japan absorbs LNG which otherwise would most likely have been sold to the Atlantic market. From this point of view the shutdown of the Japanese nuclear reactors has a negative effect on the LNG shipping ton miles demand.

The market for LNG shipping has remained very tight in 2003. Several LNG producers have not been able to utilize their full production capacity due to lack of shipping capacity. In the winter season we saw short-term charter rates above $100,000 per day. The charter market was dominated by Korean demand. Rates have remained firm and we have recently seen short-term summer charter rates concluded above $90,000 per day.

The market for longer term financial deals, typically 20 years, has shown a slightly negative development mainly driven by lower newbuilding prices and reduced interest levels. Indicative rates are today slightly under $65,000 p/d.

During the first half of 2003 a market for medium term deals, typically 3-5 years, has developed. Several oil majors and traders are currently seeking tonnage in this market. The Board of Golar sees several opportunities for employment in this market that typically will pay well above long-term charter rates.

OUTLOOK

The Gas market is moving in line with the perception Golar's management had when the Company was restructured in 2001. Strong gas growth in Asia and falling domestic production in US are the main drivers for the LNG market, but also increased demand from Europe is an important factor. The investments in LNG infrastructure are growing as a function of increased confidence in LNG as an important and inexpensive supplementary energy source.

The delivery of Golar's three uncommitted newbuildings is now expected to take place in January 2004, February 2004 and October 2004. The Board is, based on current enquiries and the supply demand balance for LNG shipping, optimistic that attractive employment can be found for these three ships. Such employment is likely to include a mixture of long- term charters and shorter term more opportunistic trading. A final clearance of the Baja or Livorno project will influence the employment strategy for the uncommitted ships.

The Board is actively considering new investment alternatives in order to increase the size of Golar LNG.

The results for 2003 before any effects of revaluation of currency swaps are likely to show a year on year improvement from the 2002 results.

The Board is of the opinion that the Company is well positioned and is optimistic about the Company's future.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


May 28, 2003
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Tor Olav Tr0im:   Director and Chief Executive  Officer +47 90 68 8267
         Kate Blankenship: Chief Accounting Officer +441 295 4705
         Graham Robjohns:  Group Financial Controller +44 207 517 8600

            GOLAR LNG LIMITED FIRST QUARTER 2003 REPORT (UNAUDITED)

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INCOME STATEMENT                               2003        2002        2002
(in thousands of $)                           Jan-Mar     Jan-Mar     Jan-Dec

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Operating revenues                             33,021      32,389     130,611
Vessel operating expenses                       7,254       6,542      28,061
Administrative expenses                         1,206       1,249       6,127
Depreciation and amortisation                   7,646       8,022      31,300
Total operating expenses                       16,106      15,813      65,488
Operating income                               16,915      16,576      65,123
Interest income                                   107         296       1,073
Interest expense                              (5,406)     (6,049)    (23,553)
Other financial items                         (1,197)       (927)    (17,887)
Income before taxes and minority interest      10,419       9,896      24,756
Minority interest                                 671         806     (2,469)
Taxes                                              32          45          88
Net income                                      9,716       9,045      27,137

Earnings per share ($)                          $0.17       $0.16       $0.48

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BALANCE SHEET                                   2003        2002        2002
(in thousands of $)                            Mar 31      Mar 31      Dec 31

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ASSETS
Short term
Cash and cash equivalents                      49,354      53,682      52,741
Restricted cash and short-term                 19,141      20,396      12,760
investments
Other current assets                            5,724       5,904       5,240
Amounts due from related parties                  281         125         281
Long term
Newbuildings                                  303,298     182,993     291,671
Vessel and equipment, net                     611,983     635,309     617,583
Other long term assets                         10,004       5,169       7,659
Total assets                                  999,785     903,578     987,935

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt              51,626      41,054      48,437
Current indebtedness due to related            32,703      32,703      32,703
parties
Other current liabilities                      50,802      26,604      44,764
Amounts due to related parties                  1,109       1,071         642
Long term
Long term debt                                620,747     575,131     629,173
Other long term liabilities                    22,926      16,947      22,731
Minority interest                              14,020      26,626      13,349
Stockholders' equity                          205,852     183,442     196,136
Total liabilities and stockholders'           999,785     903,578     987,935
equity

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            GOLAR LNG LIMITED FIRST QUARTER 2003 REPORT (UNAUDITED)

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STATEMENT OF CASH FLOWS                              2003       2002     2002
(in thousands of $)                                 Jan-Mar    Jan-Mar  Jan-Dec

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OPERATING ACTIVITIES
Net income                                            9,716     9,045   27,137
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortisation                         7,646     8,022   31,300
Amortisation of deferred charges                        188       412      972
Income (loss) attributable to minority interests        671       806   (2,469)
Drydocking expenditure                                 (98)     (304)   (1,600)
Change in market value of interest rate                 931       502   16,459
derivatives
Change in operating assets and liabilities            3,340   (2,375)     (583)
Net cash provided by operating activities            22,394    16,108   71,216

INVESTING ACTIVITIES
Additions to newbuildings                          (11,627)  (50,137) (158,815)
Additions to vessels and equipment                  (1,948)   (1,656)   (5,912)
Restricted cash and short short-term investments    (6,381)   (6,233)    1,403
Net cash used in investing activities              (19,956)  (58,026) (163,324)

FINANCING ACTIVITIES
Proceeds from long-term debt                          2,263    99,356  194,335
Proceeds from long-term debt due to related               -         -   16,259
parties
Repayments of long-term debt                        (7,500)   (7,500) (41,054)
Repayments of long-term debt due to related               -  (52,575) (68,834)
parties
Financing costs paid                                  (588)   (1,250)  (3,424)
Dividends paid to minority shareholders                   -         - (10,002)
Net cash  provided by financing activities          (5,825)    38,031   87,280

Net  increase   (decrease)   in  cash  and  cash    (3,387)   (3,887)  (4,828)
equivalents
Cash and cash equivalents at beginning of period     52,741    57,569   57,569
Cash and cash equivalents at end of period           49,354    53,682   52,741

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


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                Golar LNG Limited
                                                -----------------
                                                  (Registrant)






Date  May 28, 2003                         By   /s/ Kate Blankenship
                                                --------------------
                                                   Kate Blankenship
                                       Secretary and Chief Accounting Officer






03849.0001 #407182